TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2016

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net loss	$ (942,407)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Bad debts	(80,644)
Depreciation	15,307
Loss from factoring of receivables	72,536
Deferred rent	(16,701)
Net change in asset and liability accounts:	
Accounts receivable	1,309,658
Deferred revenue	16,897
Due from parent company	(152,407)
Due from affiliates	(2,091)
Due to parent company	(54,783)
Due to affiliates	(71,479)
Prepaid expenses and other current assets	(667)
Deferred taxes	74,000
Accounts payable and other current liabilities	28,541
Income tax asset	(667)
Income taxes payable	(995)
Net cash provided by operating activities	194,098
Cash flows from investing activities:	
Purchases of property, furniture and equipment	(5,284)
Net cash used for investing activities	(5,284)
NET INCREASE IN CASH	188,814
CASH - APRIL 01, 2015	308,484
CASH - MARCH 31, 2016	$ 497,298
Supplemental disclosures of cash paid for income taxes	$ 148

See accompanying notes to these financial statements